UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM N-17f-2

               Certificate of Accounting or Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number:         Date examinations completed:

   811-21694                                   May 30, 2007

2. State Identification Number:


   AL                AK               AZ                AR                CA               CO
   CT                DE               DC                FL                GA               HI
   ID                IL               IN                IA                KS               KY
   LA                ME               MD                MA                MI               MN
   MS                MO               MI                NE                NV               NH
   NJ                NM               NY                NC                ND               OH
   OK                OR               PA                RI                SC               SD
   TN                TX               UT                VT                VA               WA
   WV                WI               WY                PUERTO RICO
   Other (specify):

3. Exact name of investment company as specified in registration statement:

   Mellon Optima L/S Strategy Fund, LLC

4. Address of principal executive office: (number, street, city, state, zip code):

   BNY Mellon Financial Center, One Boston Place, Boston, Massachusetts 02108

                  Report of Independent Public Accounting Firm


To the Board of Directors
Mellon Optima L/S Strategy Fund, LLC

We have examined management's assertion about Mellon Optima L/S Strategy Fund, LLC's (the "Company") compliance with the requirements of Subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of
March 31, 2007, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2007, and with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 2006 (the date of last examination) to March 31, 2007.

Count and inspection of all securities and similar investments without prior notice to management;

Confirmation of all securities and similar investments held by third parties;

Reconciliation of confirmation results as to all such securities and investments to all such securities and investments to the books and records of the Company;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Mellon Optima L/S Strategy Fund, LLC was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of count date with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Mellon Optima L/S Strategy Fund, LLC and the securities and Exchange Commission and should not be used for any other purpose.

                                       ERNST & YOUNG LLP

New York, New York
May 30, 2007

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940
--------------------------------------------------------


We, as members of management of Mellon Optima L/S Strategy Fund, LLC (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2007.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2007 with respect to securities and similar investments reflected in the investment account of the Company.

Mellon Optima L/S Strategy Fund, LLC

By:

                                       /s/ Steven Anderson
                                       -------------------
                                       Steven Anderson,
                                       Vice President & Treasurer
                                       Mellon Optima L/S Strategy Fund, LLC

                  Report of Independent Public Accounting Firm


To the Board of Directors
Mellon Optima L/S Strategy Fund, LLC

We have examined management's assertion about Mellon Optima L/S Strategy Fund, LLC's (the "Company") compliance with the requirements of Subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of December 31, 2006, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2006, and with respect to agreement of security and similar investments purchases and sales, for the period from June 30, 2006 (the date of last examination) to December 31, 2006.

Count and inspection of all securities and similar investments without prior notice to management;

Confirmation of all securities and similar investments held by third parties;

Reconciliation of confirmation results as to all such securities and investments to all such securities and investments to the books and records of the Company;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Mellon Optima L/S Strategy Fund, LLC was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of count date with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Mellon Optima L/S Strategy Fund, LLC and the securities and Exchange Commission and should not be used for any other purpose.

                                       ERNST & YOUNG LLP

New York, New York
May 30, 2007

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940
--------------------------------------------------------


We, as members of management of Mellon Optima L/S Strategy Fund, LLC (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2006.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006 with respect to securities and similar investments reflected in the investment account of the Company.

Mellon Optima L/S Strategy Fund, LLC

By:

                                       /s/ Steven Anderson
                                       Steven Anderson,
                                       Vice President & Treasurer
                                       Mellon Optima L/S Strategy Fund, LLC

                  Report of Independent Public Accounting Firm


To the Board of Directors
Mellon Optima L/S Strategy Fund, LLC

We have examined management's assertion about Mellon Optima L/S Strategy Fund, LLC's (the "Company") compliance with the requirements of Subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of
June 30, 2006, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2006, and with respect to agreement of security and similar investments purchases and sales, for the period from March 31, 2006 (the date of last examination) to June 30, 2006.

Count and inspection of all securities and similar investments without prior notice to management;

Confirmation of all securities and similar investments held by third parties;

Reconciliation of confirmation results as to all such securities and investments to all such securities and investments to the books and records of the Company;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Mellon Optima L/S Strategy Fund, LLC was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of count date with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Mellon Optima L/S Strategy Fund, LLC and the securities and Exchange Commission and should not be used for any other purpose.

                                       ERNST & YOUNG LLP

New York, New York
May 30, 2007

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940
--------------------------------------------------------


We, as members of management of Mellon Optima L/S Strategy Fund, LLC (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2006.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006 with respect to securities and similar investments reflected in the investment account of the Company.

Mellon Optima L/S Strategy Fund, LLC

By:

                                       /s/ Steven Anderson
                                       Steven Anderson,
                                       Vice President & Treasurer
                                       Mellon Optima L/S Strategy Fund, LLC